Exhibit 99.3

Alithya acquires Edgewater Technology and becomes a leading

North American strategy and digital technology firm

Alithya to begin trading on November 2, 2018 under symbol “ALYA” on NASDAQ and the TSX

•	Alithya establishes its footprint in the US market and becomes a leading North American digital technology firm

•	Alithya substantially bolsters its Microsoft and Oracle enterprise and cloud solutions offerings

•	The company completes a C$52.8 million private placement

MONTREAL, QUEBEC, November 1st, 2018—Alithya Group inc. (TSX: ALYA, NASDAQ: ALYA) (“Alithya”), a leader in strategy and digital technologies, today announced the successful completion of the previously announced business combination between Alithya Group Inc. (“Alithya Canada”), a Québec private corporation, and Edgewater Technology, Inc. (“Edgewater”), a Delaware corporation listed on the NASDAQ Global Market (NASDAQ: EDGW). Pursuant to the business combination, each of Alithya Canada and Edgewater became a wholly owned subsidiary of Alithya.

As a result, Class A subordinate voting shares of Alithya (“Subordinate Voting Shares”) will commence trading on the Nasdaq Capital Market (NASDAQ) and the Toronto Stock Exchange (TSX) under the ticker symbol “ALYA” on November 2, 2018.

“I am very pleased that we have completed this transaction. This is a significant piece of our growth strategy, which is based on both organic and acquisitions, which will constitute a pillar in our ambition to become a leading North American firm in the consulting, transformation and digital technology solutions market,” said Paul Raymond, President and CEO of Alithya. “Our Board of Directors and our management team strongly believe that the diversified expertise and skills of our 2,000 professionals will meet the strong market demand for innovative and agile technology partners with the scale to accompany them in their transformation challenges.”

Closing of Private Placement

On October 30, 2018, Alithya Canada closed its previously announced bought deal private placement where an aggregate of 11,736,055 subscription receipts were issued at a price of C$4.50 per subscription receipt (the “Offering”) for estimated gross proceeds of approximately C$52.8 million. Each subscription receipt automatically converted into an Alithya Canada common share prior to the closing of the business combination, and then exchanged for one Subordinate Voting Share upon closing of the business combination.

The Offering was completed through a syndicate of underwriters led by Desjardins Capital Markets, and including GMP Securities L.P., National Bank Financial Inc. and Echelon Wealth Partners Inc.

Desjardins Capital Markets also acted as the exclusive financial advisor to Alithya Canada in the context of the business combination.

A Strong Integrated Offering

Edgewater has nearly 400 experts across the United States specializing in the implementation of Microsoft and Oracle enterprise and cloud solutions. These services are currently commercialized under the Fullscope and Ranzal banners. The reputation of these two organizations is well established thanks to the many awards they earned from the industry.

Thanks to the combined talents of its 2,000 professionals, Alithya now possesses a diversified offering, which includes strategy services, Microsoft (ERP, CRM, Azure and analytics) and Oracle (ERP Cloud, EPM, EBS and analytics) technologies as well as custom solutions. The company has deployed projects to more than 2,000 mid-sized and large business customers in Canada, the United States and Europe.

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Alithya now provides leading-edge expertise in implementing Microsoft solutions, including Enterprise Resource Planning (ERP Cloud), Customer Relationship Management (CRM), Azure, and Business Analytics. Fullscope’s achievements have earned it numerous industry awards, including being named to Microsoft’s prestigious and highly-regarded Inner Circle in 2018, for a 13th year in a row.

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Now together, the Alithya and Ranzal teams offer businesses in Canada and the United States unparalleled expertise with the Oracle technology in a variety of industries. The teams have deployed more than 1,000 Enterprise Resource Planning (ERP Cloud), Enterprise Performance Management (EPM), previously known as Hyperion and Enterprise Business Solutions (EBS) as well as business analytics.

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Alithya is recognized for its digital strategy services, with several notable accomplishments in helping organizations to make strategic decisions related to technology orientations, organizational performance, architecture and transformation.

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Finally, the Alithya Digital Solutions Center offers clients to undertake their projects, of any size, with the assurance of high product quality through the best practices deployed in the center. This adds to the thousands of achievements Alithya has successfully delivered over its 25 years of experience in system integration and development.

Alithya’s agile operating mindset is particularly appreciated by companies, including its co-sourcing approach. This allows for risk sharing between the client and Alithya, and provides the customer with continuous visibility into the fulfillment of projects.

About Alithya Group

Alithya Group inc. is a leader in digital strategies and technologies in North America. Founded in 1992, the Company employs approximately 2,000 professionals in Canada, the United States and Europe. Alithya’s integrated offering is based on the pillars of expertise: strategy services, Microsoft and Oracle technologies and custom solutions. Its clients are active primarily in the financial, manufacturing, retail and distribution, telecommunications, transportation, professional services, health and government sectors. Alithya is an advocate for workforce diversity. As such, the firm is a member of the 30% Club, which encourages the participation of women in management roles, and is implementing immigrant-friendly recruiting initiatives.

Forward looking statement

Certain statements herein may be “forward looking” statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Alithya Group inc. or the industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward looking statements. These forward-looking statements reflect current assumptions and expectations regarding future events and operating performance and are made as of the date hereof and Alithya Group inc. assumes no obligation, except as required by law, to update any forward-looking statements to reflect new events or circumstances.

For information:

Gladys Caron

Vice President, Communications and Investor Relations  |  Alithya Group

514 285-5552, poste 2891

514 506-0654

gladys.caron@alithya.com

Chu Anh Pham

Senior Advisor | TACT Intelligence-conseil

514 667-0196, extension 414

514 213-6136 (mobile)

capham@tactconseil.ca